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                                                                       EXHIBIT 2


FOR IMMEDIATE RELEASE

                           FIRST COMMUNITY CORPORATION
                        ANNOUNCES SHAREHOLDER RIGHTS PLAN

May 22, 2000

         Rogersville, Tennessee -- The First Community Corporation Board of Directors has declared a distribution of one Junior Preferred Stock Purchase Right for each outstanding share of First Community Common Stock. The distribution of the Rights is designed to deter coercive takeover tactics and help prevent partial tender offers and other abusive tactics to gain control of First Community without dealing with all shareholders on a fair and equal basis.

         Shareholders received the Junior Preferred Stock Purchase Rights as a dividend at the rate of one Right for each share of Common Stock held as of the close of business on May 4, 2000.

         Each Right will entitle the shareholder, under alternative circumstances, to buy either securities of First Community or securities of the acquiring company (depending on the form of the transaction) at an exercise price that will be half of the market value of such securities at the time.

         The Rights can be exercised only if a person or group acquires 20 percent or more of the company's outstanding Common Stock or launches a tender or exchange offer that would result in ownership of 20 percent or more of the company's outstanding Common Stock.

         Each Right that is not owned by a holder of 20 percent (10 percent in certain circumstances) of First Community Common Stock entitles its holder to purchase a number of shares of First Community Common Stock at a price equal to half of the stock's then market






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value. A shareholder may exercise rights in this manner if any person acquires
20 percent or more of the company's outstanding Common Stock.

         Alternatively, if First Community is involved in a business combination in which First Community itself is not the survivor, or if the company sells 50 percent or more of its assets or earning power to another person, then each Right takes the form of a right to purchase a number of shares of the acquiring company's common stock at a price equal to half of that stock's then market value.

         At any time prior to a person acquiring 20 percent or more of its Common Stock and for a period of 10 days following the public announcement of such acquisition, the company will be entitled to redeem the Rights at one cent per Right. The Rights expire on May 4, 2010.

         First Community Corporation's sole subsidiary, First Community Bank, has approximately $113 million in assets and serves customers throughout Hawkins County from its offices in Rogersville and Church Hill. The common stock of First Community Corporation is not traded on any established exchange or in the over-the-counter market.




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